SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

 FORM 6-K
 REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2023

 Cresud Sociedad Anónima, Comercial, Inmobiliaria,
Financiera y Agropecuaria
(Exact name of Registrant as specified in its charter)

Cresud Inc.
(Translation of registrant´s name into English)

 Republic of Argentina
(Jurisdiction of incorporation or organization)

Carlos Della Paolera 261
(C1001ADA)
Buenos Aires, Argentina
 (Address of principal executive offices)

 Form 20-F ⌧               Form 40-F  ☐

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes o               No x

CRESUD S.A.C.I.F. and A.
(THE “COMPANY”)

REPORT ON FORM 6-K

Buenos Aires, May 10, 2023 – CRESUD S.A.C.I.F. y A. (NASDAQ: CRESY, BYMA:CRES), informs the Board of Directors has resolved to modify the acquisition price of its own shares, establishing a maximum value of ARS 425 per share and to extend the term of the shares repurchase plan that was determined by the Board of Director son November 11, 2022, for an additional period of 180 days, maintaining the remaining terms and conditions duly informed.

It is informed that the Company has repurchased as of today, approximately 78.51% of the approved program.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

	By:	/S/ Saúl Zang
Saúl Zang
May 10, 2023		Responsible for the Relationship with the Markets